Mail Stop 4561

September 30, 2008

Gerald Sullivan
Chief Financial Officer
Prime Sun Power, Inc.
104 Summit Avenue
Summit, NJ 07902

>   **Re: Prime Sun Power, Inc.**
>   **Form 8-K filed on July 11, 2008**
>   **Form 8-K/A filed on September 26, 2008**
>   **Form 10-Q/A for the fiscal quarter ended March 31, 2008**
>   **File No. 333-103647**

Dear Mr. Sullivan:

       We have reviewed your response letter dated September 26, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 8-K/A filed on September 26, 2008

1.   You disclose in your Form 8-K/A filed on September 26, 2008 that the Chief Executive Officer and Chief Financial Officer concluded that your controls and procedures were not effective as of March 31, 2008. However, in your Form 10-Q/A for the fiscal period ended March 31, 2008 that was filed on September 26, 2008 your disclosure indicates that the controls and procedures were effective as of March 31, 2008. Please amend the appropriate report to remedy the inconsistency.

2.   We note the changes made in your Form 10-Q/A filed on September 26, 2008. We note Form 10-Q/A filed September 26, 2008 does not include the disclosure requirements provided for in paragraphs 25 and 26 of SFAS 154 to reflect the "bookkeeping recognition and classification errors" as a correction of an error in previously issued financial statements. Please revise accordingly.

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Please respond to these comments within 5 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief